COMPENSATION COMMITTEE CHARTER

Purpose

      The Compensation Committee ("COMMITTEE") is appointed by the Board to discharge the Board's responsibilities relating to the Company's officers and employees. The Committee has overall responsibility for recommending and evaluating the compensation plans, policies and programs of the Company.

      The Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement.

Committee Membership

      The Committee shall consist of no fewer than three (3) members. The members of the Committee shall meet the independence requirements of Nasdaq and shall be outside, non-employee directors.

      The members of the Committee shall be appointed by the Board. Committee members may be replaced by the Board.

      The Compensation Committee Chairman shall (A) chair all meetings of the Compensation Committee; (B) coordinate the evaluation of the performance of the CEO; (C) set the frequency and length of the meeting(s) and the agenda items to be addressed at each meeting; and (D) perform such other activities as from time to time are requested by the other directors or as circumstances indicate.

Committee Authority and Responsibilities

      The Compensation Committee shall have the power and authority of the Board to perform the following duties and to fulfill the following responsibilities:

         1. The Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have the sole authority to approve the consultant's fees and other retention terms. The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting, senior management or other advisors.

         2. The Committee shall review CEO compensation, evaluate the CEO's performance, and approve the CEO's compensation level based on this evaluation.

         3. The Committee shall periodically review the compensation systems that are in place for employees of the Company in order to ensure there is internal and external equity in the compensation of all employees, including incentive-compensation plans and equity-based plans.

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         4. The Committee shall annually review and approve and recommend to the
         Board of Directors for its approval, for the CEO (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits.

         5. The Committee may form and delegate authority to subcommittees when appropriate.

         6. The Committee shall review and reassess the adequacy of this Charter periodically and recommend any proposed changes to the Corporate Governance & Nominating Committee for its approval.

         7. The Committee shall annually review its own performance and present the evaluation findings to the Board.

         8. The Committee shall fix and determine awards to employees of stock or stock options pursuant to the Company's Equity Incentive Plan(s) now or from time to time in effect and exercise such power and authority as may be permitted or required by such plans.

         9. The Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations.